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                                Asta Funding, Inc
                                210 Sylvan Avenue
                           Englewood Cliffs, NJ 07632




October 4, 2005

Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Nolan:

We are in receipt of your letter dated September 16, 2005, and are responding to the Staff's comments. To assist the Staff, our responses are numbered to correspond to the numbered paragraphs in the Staff's comment letter.

Form 10-K for the period ended September 30, 2004
Item. Description of Business, page 3
Consumer Receivables Business, Receivable Purchase Program, page 5
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     1.  We refer to the second paragraph on page 6 that states you have entered into joint ventures and participation and profit sharing agreements with your financial and service providers, as part of your strategy to acquire consumer receivable portfolios. In this regard, please tell us and provide us in future filings with the following information:

         Describe the terms of the joint ventures that you have entered into and provide the disclosures required by paragraph 20 of APB 18, as amended by paragraph 15.e of SFAS 94.

         We have described our profit participation arrangements in the text loosely with the term "joint venture". With the exception of a partnership participation with one entity that produced revenue of approximately $384,000 for year ended 2004, which we did not consider significant, the arrangements we enter into are master servicing agreements with our third party servicers. When we enter into agreements of this type, we purchase the charged off receivables and the collecting or servicing entity will share in the cash flows after we recoup, at a minimum, our cost plus an interest factor. After the above criteria have been met, the arrangement is generally a 50/50 split on the subsequent cash flows plus any other pre-arranged contingency fees.

         We acknowledge the Staff's comment and will not refer to these arrangements as joint ventures in future filings.

         With regard to accounting for such arrangements according to paragraph 15.e of Statement of Financial Accounting Standards No. 94 ("SFAS 94") we currently have only one immaterial partnership referred to above, therefore we do not believe that paragraph 15.e. of SFAS 94 applies. We acknowledge the Staff's comment and will disclose all material partnership arrangements, if any, if we enter into any such arrangements in the future.

         State the gains or losses recorded on your equity investments in joint ventures and disclose where they are recorded in the income statement.

         As previously mentioned we have entered into a partnership participation with one entity that, for the fiscal year ended 2004, produced revenue of $384,000 and the cost basis of the assets purchased was only $6,600,000 compared to our total portfolio purchases of approximately $104,000,000. We did not consider this significant, and in no other instance has equity been exchanged, no gain or loss has been recognized or recorded in our income statement.

         We acknowledge the Staff's comment and if we enter into any material equity investments in joint ventures, we will disclose them properly in the income statement and further describe the investment in the footnotes to the financial statements.

         Describe the terms of any material current and future funding requirements and discuss in MD &A their effects on your on your current and future cash flows and liquidity.

         The Company from time to time enters into flow agreements to purchase charged off receivable for liquidation. Flow agreements are purchases of charged off receivables which the Company buys contractually on a monthly basis. For the fiscal year, 2004, the Company did not have any such agreements in place. In March 2005, the Company entered into a flow agreement which requires the Company to purchase charged-off receivables for approximately $150,000 to $300,000 per month until November of 2005. We considered this amount not significant to disclose.

         We acknowledge that if we enter into any material agreements that require future funding, we will disclose them in future filings as warranted, or state we have not entered into any material agreements that may require future funding or effect future liquidity.

         State the duration and terms of the profit arrangements, including the conditions for revenue sharing and cost allocation.

         Inapplicable in the circumstances.

     2. We refer to the penultimate paragraph on page 7 that states you can return certain accounts to the seller. In this regard, please tell us and disclose in future filings;

            o The conditions, including any contractual maximum amounts of loans and the time period under which you can return these accounts to the seller;
            o If material, state the total dollar amount of loans you have returned to the seller for each fiscal period or that have been replaced with other receivables.

         Accounts returned to the seller on purchased portfolios, as described on page 7 would be accounts collected prior to the cutoff date by the seller, debtors who declare bankruptcy filing prior to cutoff date, or the death of any debtors prior to the cutoff date as set forth in the respective purchase agreements. It should be noted that the seller, in most cases, analyzes the sale portfolio for debtors who have declared bankruptcy, for debtors who died, and for debtors who have paid in full or settled in full. We, after closing on the portfolio, then do the same analysis and return those accounts to the seller at the contractual cost. As an example, for the fiscal year ended September 30, 2004, we purchased portfolios with a total purchase price of approximately $104 million and we returned approximately $875,000 or less than 1%. In fiscal 2003, the percentage of returns was even less than fiscal year ended 2004. Our agreements have no stated maximum number of accounts to be returned due to the conditions listed above.

         We acknowledge the Staff's comment and will state in future filings that returns are immaterial and there is no maximum number of accounts that can be returned stipulated in our purchase contracts.

     Portfolio Sales, page 10
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     3.  We refer to the statement that you sell certain receivables to other debt buyers to increase revenue and cash flows. In this regard, please tell us and in future filings provide the following information:

         Describe the revenue recognition policies with the respect of the sale of receivables, including your consideration of paragraph 11.c of SFAS 140 with respect to recording recourse obligations on loans sold on a recourse basis;

         When the Company purchases a portfolio of non-performing consumer accounts, management estimates the cash flow by period. Included in this estimate is the expectation that some accounts will be sold as a package to other investors and that the remainder of the portfolio will be acted upon for collection, either in-house or through our servicers. Therefore, in accordance with Practice Bulletin No. 6 and SOP 03-03, the collections represented by account sales are not considered separate transactions for which gain or loss is recognized, but rather implicit in the cash flow projections. Accordingly, there is no separate revenue recognition related to these transactions.


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         These accounts are sold with limited recourse similar to when we purchase receivables, generally on the same terms as the Company's purchase from the original seller (i.e. bankruptcy of a debtor, death of a debtor, and accounts collected by the seller prior to the cut-off date). The Staff should note that the Company has the contractual right, when we sell accounts within the cut-off period, to put back to the original seller these accounts at the price we originally paid for such accounts. Such repurchases by us are limited recourse provisions but are de minimis and infrequent. As noted above, for the fiscal year ended 2004, such put backs amounted to less than 1% of our cost to acquire the portfolios. In accordance with FAS 140 paragraph 11 c., the Company estimates the fair value of the liability for such returns as approximately zero.

         Disclose the nature and total dollar amount of receivables sold during the last two fiscal years and the total gain or loss on sale of receivables for each period;

         Total collections represented by account sales for the years ending 2004 and 2003 amounted to $40.2 million and $21.5 million, respectively and finance income recognized from these sales was $14.9 million in 2004 and $3.3 million in 2003. The significant part our collections represented by account sales are part of our business model to maximize our collection efforts though our suit strategy as further described in the Staff's our response to comment #5. We attempt to sell accounts that we deem to be not worthy of our suit strategy, after we exhaust attempts to collect them through our typical collection methods.

         State in what line item of the Consolidated Statement of Operations on page F-4 you have included the gain or loss on these sales;

         Disclose in the Consolidated Statement of Cash Flows on page F-6 the cash flows that have resulted from the sale of these receivables and the adjustment to reconcile net income to net cash provided by operating activities.

         In accordance with Practice Bulletin No. 6 and SOP 03-03, the collections represented by account sales are not considered separate transactions for which gain or loss is recognized, but rather implicit in the cash flow projections. Accordingly, there is no separate revenue recognition related to these transactions. An estimate of portfolio collections, including those arising from collections represented by sales activity, is imbedded in the estimated yield on the specific portfolio. Such yield is the internal rate of return based upon the remaining carrying value of the portfolio and estimated amount and timing of future cash flows. We acknowledge the Staff's comment and will include the collections represented by account sales as a disclosure item in future filings.


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         The income derived from collections and sales of receivables is included in the "Finance income" line of the Consolidated Statements of Operations. However, no separate gain or loss is recognized upon the sale of a specific portfolio loan.

         We account for sales of receivables in the same manner as collections in the normal course of events. Therefore, since there is no separate gain or loss recognized on the sale, there is no non-cash component to be reflected as an adjustment to reconcile net cash provided by operating activities.

     Other Activities, page 11
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     4.  We refer to the forbearance agreement entered into with SBR in April
         2002 in connection with the loans the Company provided to SBR. Considering you wrote off your entire investment in 2001, please tell us and in future filings disclose:

         The business reasons for entering into a forbearance agreement in 2002 with respect to loans provided to SBR;

         As a practice, we do not enter into forbearance agreements. However; the only case as referenced, the forbearance agreement was entered into with an entity named SBR, in order to try to preserve the Company's interest in an investment made in 2000. SBR is an internet business-to-business e-commerce company which markets services to small businesses. We expected that SBR would become a profitable business and an additional source to purchase receivables through their access to small business, and thus derive additional income.

         The conditions of the forbearance and warrant agreements with SBR, including any contingencies retained by the Company.

         As the investment was fully written off by 2001, it is no longer necessary to refer to SBR in any future filings. The Company originally had a debt investment in SBR and subsequently exchanged that debt for equity. There is a chance that under certain remote circumstances, the Company might recoup some portion of its investment. However, we acknowledge the Staff's comment and will include the necessary comments in future filings to describe any Other material activities we may enter into in the future.

     Risk Factors, page 13
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     5.  We refer to the risk factor on page 15 titled "We are dependent upon third parties to service a majority of our consumer receivable portfolios". Please reconcile the statement that you outsource a majority of your receivable servicing with the following statements in MD & A by telling us how they are applicable or consistent with page 15:

         The "Third-Party Servicing Revenues" section on page 29 states you recorded in 2004 a 76.3% decrease in third party servicing expenses as compared to 2003 due to the elimination of accounts being serviced by third parties during 2004; and,

         The "Revenues" section on page 28 states that management decided in 2004 to implement a greater collection effort using its attorney networks and the courts for collection which partially resulted in a change in accounting estimate for recognizing a $9.8 million increase in finance income in 2004.

         The statement regarding outsourcing of the majority of our work refers to the collectors with whom we contract on a contingent fee basis. The collections received by our servicers are remitted to us net of their contingent fees. The Company has no other obligation to pay any fees to these collection agents. They are solely compensated based upon their success in collecting.

         The Third Party Servicing Expenses referred to on page 29 were essentially fixed costs (rather than contingent) of servicing one particular receivable portfolio. We were required by the servicing agreement to remit to the servicer fixed fees on a monthly basis to the end of the agreement without regard to the success (or lack thereof) of the effort. Accordingly, these costs are not directly related to the cash collected on this portfolio, and should not be offset against revenue. As this arrangement was not the norm for the company, and due to the magnitude of the fees, we reported these fees on their own separate line item. As the collections on that one portfolio have waned, the collections have waned as well causing the 76.3% decrease in third party servicing expenses. We acknowledge the Staff's comment and will reword the description in the MD & A in future filings as follows:

         "The expense related to a specific portfolio serviced by an exclusive agent. The resulting decrease in Third-Party Servicing Expenses was due to the elimination of these accounts and thus the exclusive relationship regarding these accounts no longer exists."

         We have increased the use of legal networks which should yield more collections over a longer period of time. The use of the "suit" strategy enables us to obtain liens or judgments on assets of the debtors who meet the proper criteria. In general, for certain receivables, attorneys or attorney networks are more successful in collecting debts than collection agencies even without suing debtors. Our suit strategy has been validated by our historical experience as we have portfolios dating back to 1999 and we have tried this strategy on a smaller scale with success. Due to the implementation of the "suit" strategy, we adjusted 11 portfolios to reflect a revised greater estimate of collections and thus recognized an additional $9.8 million in revenue for the year ended September 30, 2004 as compared to the prior estimates on these portfolios. Additionally, the company monitors the expected collections against actual collections.


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     Selected Financial Data, page 25
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     6.  In future filings, please present the selected financial data for the five-year period ended September 30, 2004 in the same chronological order as the Consolidated Statement of Operations. Refer to Staff Accounting Bulletin 11.E, "Chronological Ordering of Data".

         We acknowledge the Staff's comment and will use the proper chronological order for Selected Financial Data as the Consolidated Statements of Operations referred in future filings.

     7. Reconcile the $845,000 of the provision for credit losses for 2004 with the $300,000 for 2004 shown in the Consolidated Statement of Operations on page F-4 by correcting any incorrect amount in future filings or tell us why you believe this presentation is correct.

         We acknowledge the Staff's comment referring to the provision of credit losses. The $300,000 provision for credit losses and the $845,000 of interest expense presented on the Statements of Operations is the correct presentation. We acknowledge these amounts are not on the proper lines in the Selected Financial Data. We will make this correction in the Selected Financial Data section future filings.

     MD& A, Critical Accounting Policies, page 27
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     8.  We refer to the critical accounting policies regarding the use of the interest method or the cost recovery method to account for your receivable portfolios. We note the Company, using the interest method permitted under AICPA Practice Bulletin No. 6 has made the following changes in estimate regarding cash flows from receivables in 2004 and 2003:

         In 2004 the Company revised its estimate of future collections of accounts receivable based on projected cash flows through 2007, which resulted in a $9.8 million increase in finance income during the year, equal to 25% of pre-tax income for 2004;

         As indicated in the MD&A under Critical Accounting we review our receivable portfolios for impairment based on the estimated future cash flows. As we have shifted to more of a suit strategy, we are expecting to collect more dollars over a longer period of time. In the past, with charged-off credit card receivables, suit worthy accounts with attachable liens or judgments were initially sent to traditional collection agencies. We now generally send these accounts to traditional collection agencies or keep them in-house as a first pass for collection and then shift them to attorneys as a more effective way to collect. These attorneys are able to attach a lien or judgment on that account and wait for the debtor to pay that account. You should be aware that our suit strategy is defined as our evolving business strategy and collection strategy to maximize our collections in the first 18 to 24 months and still achieve greater collections over a longer period of time. We can achieve this by analyzing our portfolio purchases for debtors who are richer in assets, more specifically, those debtors who are identified as persons with jobs or homes, and aggressively suing them. The Company believes that after reviewing the portfolio projections, the number of accounts deemed suit worthy was significant and adjusted 11 portfolios, with an impact of an additional $9.8 million of revenue recorded in 2004. In order to maintain the proper allocation between the interest and principal portions of the actual and future collections, adjustments were required to keep the allocations in line.

         As stated in the "Revenues" section of MD & A on page 29, in 2003 the Company changed its accounting estimate regarding future collections of accounts receivable resulting in an increase of $8.1 million in financing income, equal to 47% of pre-tax income for 2004.

         In 2003, after reviewing the portfolios for the year ended September 30, 2003, we concluded that there were 3 portfolios that were outperforming their original estimates.

         Considering the significant impact the change in estimate of future collections had on your pre-tax income for 2003 and 2004, please tell us and discuss in MD & A in future filings the following:

         Explain the methodology used to determine the material increases in projected cash flows through 2007 which resulted in the significant changes in estimates of financing income for 2003 and 2004;

         The Company uses both qualitative and quantitative methods for evaluating the projected cash flows expected from our portfolio purchases. We are constantly monitoring the facts and circumstances for each portfolio. When a portfolio is outperforming or underperforming its projected cash flows, we review the portfolio and its characteristics. If the Company feels the portfolio will out perform the original discounted present value calculation, we will raise the estimated cash flows over the future periods and adjust the portfolio accordingly. If the Company feels there will be a continuing under performance compared to the original discounted present value calculation, we will lower the estimated cash flows over future periods and adjust the portfolio accordingly. Additionally, as we have shifted to the suit strategy as previously mentioned, we have made the determination that debtor accounts that are sued, or have a lien or judgment, will ultimately have a greater collection value over a longer period of time. In this case, we have adjusted our original discounted present value calculation accordingly. Our suit strategy has been validated by our historical experience as we have portfolios dating back to 1999 and we have tried this strategy on a smaller scale with success. We have now changed our business model to an aggressive suit strategy and expect even better collections over the five year lives of the portfolios.

         Discuss any significant changes in the risk characteristics and size of your loan portfolio for each period that affected your estimate of future cash flows;

         The significant portion of our portfolio purchases are credit card charge-offs from issuers whom we deal with regularly and for many years. These portfolios generally have the same characteristics from purchase to purchase and thus based on our experience, the risk characteristics have not changed.

         State how you determined the total probable collections through 2007 considering the third paragraph on page 27 states the majority of the cash you ultimately collect on a portfolio is received during the first 18 months after acquiring the portfolio;

         As a result of the Company moving toward a more aggressive suit strategy, as described above, we already have changed the period of time disclosure in the June 30, 2005 Form 10-Q to read that a majority of the cash flow we ultimately collect is received in the first 18-24 months and after further review of this suit strategy we further believe that the cash flow will yield better results over a longer period of time. We believe we can now further describe this as follows:

         "We, in most instances, try to recoup our initial cash outlay on portfolios purchased in the first 18-24 months".

         We acknowledge the Staff's comment and will make the changes to our MD & A in future filings.

         Describe how you determine changes in the effective interest rate considering the timing and amounts of actual cash received and the anticipated future cash flow projection for each loan or pool of loan.

         We originally set up a discounted present value calculation based on anticipated cash flows based upon the characteristics of the portfolio purchased. Based on our experience with the type of portfolio acquired, and based on the liquidation rates expected, we then evaluate the performance of the actual cash flows to the expected cash flows. In the event the actual cash flows are exceeding the original expectations, and we believe this is indicative of a trend, we will adjust the effective rate.

         We acknowledge the Staff's comment and will include this disclosure in our future filings.

     9. We refer to the first paragraph on page on page 28 that states you recognized finance income on a portfolio purchase in 2001 at the gross amount received by the servicer and reported servicing costs as an expense on your income statement. In this regard, tell us and provide in future filings:

         Discuss the authoritative accounting guidance you relied upon to present finance income on a gross basis for this accounts receivable portfolio considering you generally recognize finance income, net of collection fees paid to third party collection agencies;

         With regard to your comment, this represents a single portfolio purchase in which we reached an agreement with an exclusive servicer whereby we would receive the collections from them on a gross basis, and in turn remit to them through a cash disbursement their fees and expenses. As stated, such fees and expenses (which were unrelated to collection performance of the servicer) were significant costs, as high as $7.4 million in 2002. It is our position that charging the cash expenditures through the Finance income line would not reflect the true nature of the transaction as agreed to with this servicer. In addition, we felt, due to the material amount of the expenditure, a separate disclosure was warranted. As previously discussed under Item 5, Risk Factors, above, this was an exclusive arrangement with one servicer with whom we no longer have a contractual obligation. This relationship ended in 2004 and for the year ended September 30, 2005, we expect to report zero on the line item "third party servcing expenses" in the Consolidated Statements of Operations". The Company believes that our presentation is consistent with Practice Bulletin No. 6 and properly reflected the arrangement with our servicer.


         We acknowledge the Staff's comment and will disclose in future filings in the MD & A the gross finance income related to the Third Party Servicing Expenses for the previous years presented.

         State the total amount of gross finance income and related servicing costs recorded separately in the income statement for each period in which the portfolio remained outstanding in order to provide comparability with respect to other finance income recognized on a net basis.

         For the year ended September 30, 2004, we recognized revenue of approximately $4.3 million and incurred expenses of approximately $1.3 million. For the year ended September 30, 2003, we recognized revenue of $11.1 million and incurred expenses of $5.6 million.

         We acknowledge the Staff's comment and will disclose in future filings in the MD & A the gross finance income related to the Third Party Servicing Expenses for the previous years presented.

     10. We refer to the statement that you entered into a fifty percent profit sharing agreement with your lender with respect to certain consumer receivables you acquired which resulted in a $1.6 million charge to interest expense in 2003 from a change in accounting estimate to record a revised third party profit allocation. In this regard, please tell us and include in future filings the following:

         Discuss the authoritative accounting literature in which you relied upon to record the gross finance income from the profit sharing agreement and expense for the change in estimate relating to the third-party profit allocation in 2003;

         The Company entered into a financing transaction with its lender, the lender was to receive interest at a stated rate plus, as additional compensation, 50% of the Excess Cash Flow, as defined in the agreement. Subsequently, the lender sold 50% of its interest to the Company and the remainder to an unrelated third party. The estimated amount due to the lender and ultimately the amount paid by the Company to repurchase a partial interest was considered as additional interest expense and was charged to expense substantially over the term of the loan. As the estimated cash flows were revised, so were the amounts due under this agreement.

         No interest expense was recognized in 2004 since the loan had been repaid earlier and the interest expense was recognized during the periods in which the debt was outstanding.

     MD&A Year ended September 30, 2004 compared to year ended September 30, 2003, page 29
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     11. We refer to the "General and Administrative Expenses" section that states you incurred increased receivable servicing costs due in part to the acquisition of a call center in January 2003. In this regard, please tell us and state in future filings the following:

         Provide the footnote disclosure required by paragraphs 52 to 55 of SFAS 141 regarding the terms of the acquisition and how it was financed; and explain why the Consolidated Statement of Cash Flows on page F-6 does not disclose the dollar amount and sources of cash used to acquire the call center.

         In January 2003, we acquired a call center for approximately $132,000 in cash, primarily for telephone equipment and other fixed assets. Additionally, we assumed the lease on the premises, approximately $11,800 per month for approximately 9,000 square feet, and retained the employees. The amount was included in the Capital Expenditure line item of the Consolidated Statements Statement of Cash Flows.

         We believe the above transaction is not significant for disclosure in future filings.


     12. With respect to the "Provision for Credit Losses" section on page 29 and Note C, "Allowance for Credit losses" on page F-10, please tell us and provide the following information in future filings;

         Describe the reasons why the Company has not recorded an allowance for loan losses in 2004 considering it has in its portfolio performing and semi-performing receivables and has applied the interest method on portfolios aggregating $144.8 million. Please refer to Note B, "Consumer Receivables Acquired for Liquidation" on page F-10 and the "Overview" section on page 3;

         As we state in the Overview section we purchase consumer receivables acquired for liquidation at a significant discount to the amount actually owed by borrowers. In all instances of charged-off receivable purchases, we anticipate collecting well in excess of our purchase price. In the rare cases where the actual cash collections are tracking below our expectations and some time has passed since the portfolio purchase and we considered the lag in collections to be indicative of a trend, we will consider that portfolio to be impaired and a provision for credit loss will be established.

         Discuss the methodology used for determining the adequacy of the allowance for loan losses considering in 2004 the provision of $300,000 was for the same amount as the finance receivable written down. Consider in your response Note A, "Credit Losses" states the provision is charged to maintain the allowance level considered adequate to cover loses of principal in auto loans and finance receivables;

         As we constantly monitor the facts and circumstances for each portfolio, including the details of collections and compare them to our projected anticipated collections, we determined that one portfolio was performing under its projection. As we determined this under performance was significant and indicative of a negative trend, we wrote this portfolio down by $300,000 as of September 30, 2004.

         Describe in a footnote your accounting policies with respect to determining impairments on loans receivable for which you accrue interest income. Disclose any expected changes with respect to the adoption of SOP 03-03, effective for fiscal years beginning after December 15, 2004, that requires decreases in expected cash flows to be recorded as impairments to loans;

         As we account for our receivables acquired for liquidation according to the guidelines as set forth in SOP 03-03 we have not yet had any impairments that would require disclosure in our financial statements. In our Form 10-Q's as filed for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, we have disclosed in the notes to the financial statements that we have not taken any impairment charge due to the adoption of SOP 03-03. A reduction in expected cash flow from portfolio estimates would result in an impairment charge for loans acquired since adoption and would either be impairment or yield modification for loans acquired prior to adoption.

         Explain the meaning of the statement in the "Provision for Credit Losses" section of MD &A for fiscal 2003 on page 30 that the provision for credit losses decreased from $1 million in 2002 to $0.00 in 2003 as compared to the prior year". Tell us and discuss in future filings the reasons for any material changes in the provision. Such as changes in the risk characteristics of the loan portfolio that resulted in the Company not recording a provision for credit losses in 2003.

         Regarding your comment, the referenced sentence meant that in 2002, we took a provision for credit losses in 2002 in the amount of approximately $1.0 million and did not require any such provision in 2003. The provision related to the sub-prime automobile loan portfolio and factored receivables and not the consumer receivables acquired for liquidation.

         We acknowledge the Staff's comment and if such a situation arises, we will disclose the nature of any change in risk characteristics of a loan portfolio or the substantive reason for any provision.

     MD&A Year ended September 30, 2003 compared to year ended September 30, 2002, page 29
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     13. We refer to the statement that most of your factored receivables were sold on November 25, 2002 which resulted in a decrease in finance income on these receivables during 2003 as compared to 2002. In this regard, please tell us and, if material, disclose in future filings:

         The amount of factored receivables sold and the terms of the sale, including if they were sold on a recourse basis. If they were sold on a recourse basis, state the recourse liability recorded in accordance with paragraph 11.c of SFAS 140;

         The gain or loss on the sale of these receivables on the face of the income statement for 2003.


         The factored receivables were sold on a non-recourse basis and the Company exited the business in 2003. The amount recognized in income in 2003 amounted to approximately $85,000.

         The nature and amount of factored receivables that were retained by the Company and where they are recorded in the Consolidated Balance Sheet on page F-3.

         We wrote off the balance of the factored receivables during 2002 and thus they do not appear in the Consolidated Balance Sheet in 2003.


     Liquidity and Capital Resources, page 31
     ----------------------------------------

     14. With respect to the table that shows changes in finance receivables, tell us and disclose in future filings the amount of sales of consumer receivable portfolios made to third parties separately from the cash collections on consumer receivables. Similar disclosure should be provided with respect to the line item "Principal payments received from sale or collection of consumer receivables" in the "Cash Flows from Investing Activities" section of the Consolidated Statement of Cash Flows on page F-6. In addition, the dollar amount of the gains and losses on sales of consumer receivables should be included in the adjustments to reconcile net cash provided by operating activities.

         With regard to your comment on the table that shows the changes in finance receivables, we acknowledge the Staff's comment and will expand the disclosure to show the amount of sales of consumer receivables to third parties separate from the cash collections in the table in the MD&A section and additionally, we will disclose the principal portions received or allocated in the Consolidated Statements of Cash Flows in future filings.

         Total sales for the years ending 2004 and 2003 amounted to $51.9 million and $20.1 million, respectively.

         When the Company purchases a portfolio of non-performing consumer loans, management estimates the cash flow by period. Included in this estimate is the expectation that some accounts will be sold as a package to other investors and that the remainder of the portfolio will be acted upon for collection, either in-house or through our servicers. Therefore, in accordance with Practice Bulletin No. 6 and SOP 03-03, the collections represented by account sales are not considered separate transactions for which gain or loss is recognized, but rather implicit in the cash flow projections. Accordingly, there is no separate revenue recognition related to these transactions.


         As stated above, these accounts are sold with limited recourse similar to when we purchase receivables, generally on the same terms as the Company's purchase from the original seller (i.e. bankruptcy of a debtor, death of a debtor, and accounts collected by the seller prior to the cut-off date). Additionally, when we sell accounts within the cut-off period, the above types of accounts can be put back to the original seller at the price we originally paid for such accounts. Such repurchases by us indicate limited recourse provisions and are de minimis and infrequent. As noted above, for the fiscal year ended 2004, such put backs amounted to less than 1% of our cost to acquire the portfolios. In accordance with FAS 140 paragraph 11 c., the Company estimates the fair value of the liability for such returns as approximately zero.

     Schedule of Portfolios by Income Recognition Category, page 33
     --------------------------------------------------------------

     15. Please explain and discuss in future filings how you determine the effective interest rate for determining finance income earned on the interest method portfolios. Consider in your response the following:

         Describe if you are recording interest income based on the estimated effective yield on loan pools or by using contractual interest rate on the loans;

         State if losses on loans within the pool are taken into account, together with the discount, to establish the effective yield or if losses are offset against the discount;

         We recognize finance income earned using the interest method or cost recovery method. We determine the effective interest rate based upon the internal rate of return method whereby the Company knows either the current carrying value or original cost as appropriate and estimates the amount of and timing of future cash flows. Income is recognized based upon this computation as the cash is collected during the period. The Company does not anticipate that it will collect contractual amounts outstanding. Rather, the Company estimates the amount and timing of cash collections for each pool. It is anticipated that the total collections will exceed the cost or remaining carrying amount. These portfolios are constantly monitored and reviewed and in the case where an effective rate is under the original rate established, the Company, according to SOP 03-03 will record an impairment provision to reflect the lowered carrying value.

         Explain why the finance income earned of $45.3 million in 2004 is 32% of the $144.8 million receivable carrying value of the interest method portfolio at year end.

         Regarding your comment on why finance income earned of $45.3 million in 2004 is 32% of the $144.8 million receivable carrying value of the interest method portfolio at year end. The 32% represents the finance income derived in one year, 2004, over the total amount of carrying value at year end which is comprised of many portfolios which have balances from purchases from generally 1999 to September 2004.

         We acknowledge the Staff's comment but do not think the disclosure of the 32%, stated above would be helpful to the reader of the financial statements as this is a computation of blended aged portfolios and newer portfolios and the resulting percentage is not a number that is indicative of any past or future determinations.

     Item 9A. "Controls and Procedures" page 36
     ------------------------------------------

     16. We note you have not filed the Accountant's report on management's assessment of internal control over financial reporting and Management's annual report on internal control over financial reporting required by items 308(a) and 308(b) of Regulation S-K and PCAOB Auditing Standards No.2. In this regard, tell us in future filings if you qualify for the extended compliance period in SEC Release 33-8392 for non-accelerated filers for implementing Section 404 of the Sarbanes Oxley Act.

         As a result of the Commission's extension, pursuant to SEC Release 33-8392, of the deadlines for complying with the management report on internal control over financial reporting requirement and the related registered public accounting firm report requirement in Items 308(a) and (b) of Regulation S-K, which were adopted pursuant to Section 404 of the Sarbanes-Oxley Act, the Company was not required to make the disclosures required by Items 308(a) and (b) of Regulation S-K in its annual report on Form 10-K for the fiscal year ended September 30, 2004. This conclusion is the same regardless whether the Company was an accelerated filer or a non-accelerated filer at September 30, 2004.

         In the Company's annual report on Form 10-K for the year ended September 30, 2003, the Company indicated that it was not at that time an accelerated filer. On February 24, 2004, the Commission extended the deadlines for complying with the disclosures required by Items 308(a) and (b) of Regulation S-K. For an accelerated filer, the compliance date was extended from the annual report for the filer's first fiscal year ending on or after June 15, 2004 to the annual report for its first fiscal year ending on or after November 15, 2004. For a non-accelerated filer, the compliance date was extended from the annual report for the filer's first fiscal year ending on or after April 15, 2005 to the annual report for its first fiscal year ending on or after July 15, 2005.

         With this extension in place, for a filer with a September 30 fiscal year end, such as the Company, Section 404 compliance would be mandated by release 33-8392 for the fiscal year ending September 30, 2005, whether it was an accelerated or a non-accelerated filer. Subsequent delays for non-accelerated filers did not impact the Company. In its annual report for the fiscal year ended September 30, 2004, its most recent Form 10-K filing, the Company indicated that it had become an accelerated filer. The Company's first fiscal year ending after November 15, 2004 is its current fiscal year which will end September 30, 2005. Thus, the Company will be making the disclosures required by Items 308(a) and (b) of Regulation S-K and will include all required reports with its annual report for the fiscal year ending September 30, 2005.

     Financial Statements for the year ended September 30, 2004
     Note A [4], Income Recognition, page F-7
     ----------------------------------------------------------

     17. We refer to the statement that estimated future cash flows are reevaluated quarterly. Tell us and in future filings state the effects on the reevaluation for each of the following possible conditions:

         The revised forecasted cash flows are in excess of the forecasted cash flow prior to the reevaluation;

         As stated in our filings, we evaluate each portfolio on a quarterly basis. If any adjustment has been made based on those evaluations, we disclose the effect on finance income. To the extent that no adjustment was made, we disclose that based on the review of the portfolios, no adjustment was necessary in that particular quarter. In the event cash flows are in excess of the forecasted cash flows and this appears to be a trend, we will adjust the estimate of collections for the pool and recognize additional finance income prospectively as a yield adjustment.

         The revised forecasted cash flows are less than the forecasted cash flows prior to the reevaluation;

         If cash flows are lower than that of the forecasted cash flows for a period of time, and it appears to be a trend, an adjustment to the yield will be recorded and a reduced amount of finance income will be recognized, (Practice Bulletin No. 6 portfolios) or an impairment charge would be provided for (SOP 03-03 portfolios).

         The revised forecasted cash flows are less than the remaining carrying value.

         If cash flows are consistently less than the forecasted cash flows to the point where they would fall below our carrying value, and appears to be a trend, an adjustment to the yield will be recorded, and an impairment will be recognized and that particular portfolio will be written down. The Staff should note that situation has occurred once and the Company took a $300,000 write-down in connection therewith. (See our response to your comment #7)

         If projected cash flows are less than the remaining carrying value, an impairment would be recorded as a provision for credit losses.

         We acknowledge the Staff's comment and will include the above disclosure in our future filings.

     Note B, Consumer Receivables Acquired for Liquidation, page F-10
     ----------------------------------------------------------------

     18. Tell us and disclose in future filings the nature and risk characteristics of the loan portfolios for which the interest method and the cost recovery method are appropriate.

         The significant portion of our portfolio purchases are distressed credit card and telecom charge-offs from issuers whom we deal with regularly and for many years. We acquire these distressed receivable portfolios at a significant discount to the amount actually owed by the debtors, These portfolios generally have the same characteristics from purchase to purchase and thus based on our experience, the risk characteristics have not changed.

         We acknowledge the Staff's comment and will add the following wording to Note B: "If we can reasonably estimate the amount to be collected on a portfolio and we can reasonably determine the timing of such payments based on historic experience and other factors, we use the interest method. If we cannot reasonably estimate the future cash flows, we use the cost recovery method."


     Form 10-Q for the period ended March 31, 2005 Note 3, Consumer Receivables Acquired for Liquidation, page 8
     --------------------------------------------------------------------------

     19. We refer to the acquisition in March 2005 of Option Card, LLC, a consumer debt buyer and debt management company, which included a portfolio of distressed receivables of $197 million, a facility in Denver and a computer software system. In this regard, please tell us and include the following information in future filings:

         Provide the footnote disclosure required by paragraphs 52 to 55 of SFAS 141 regarding the acquisition of this business, including the allocation of the fair value of the acquired facilities, the computer system and to any goodwill recognized in the transaction. Refer in your response to the transcript of the March 8, 2004 webcast filed as
         Exhibit 99.2 of the Form 8-K dated March 8, 2005, which states that:

            o The acquisition will give the Company a presence in the West, buying and debt management, an established network and a computer system that has beneficial features that will be incorporated in the Company's existing system;
            o The acquisition will permit the Company to integrate the Option Card management and its legal network. Approximately 25 employees involved in internal collection efforts were acquired as part of the Denver office facilities.

            o Explain why the Consolidated Statement of Cash Flows on page 6 does not disclose the dollar amount and sources of cash used in this acquisition. Refer in your response to page 3 of the transcript that states the transaction was financed with cash and debt from your credit line.

         The Option Card LLC acquisition was primarily the purchase of high quality, or primary charged-off receivable portfolios. The all cash purchase price of $13.5 million was substantially all allocated to the cost of the receivable portfolios. An insignificant amount of the purchase price was allocated to fixed assets, and goodwill.

         As most of the purchase price was allocated to the cost of portfolios, such cost is included in the "Purchase of consumer receivables acquired for liquidation" line of the Consolidated Statements of Cash Flow on page 5.

         We acknowledge the Staff's comment and the disclosure in the notes to the consolidated financial statements required by paragraphs 52-55 of SFAS 141 regarding the acquisition of this business and will state in future filings the following:

         In March 2005, through a wholly owned subsidiary, the Company acquired Option Card, LLC a Denver, Colorado based consumer debt buyer and debt management company. Benefits accruing to the Company include portfolios of distressed consumer receivable debt of approximately $197 million that consist of paying accounts, accounts already within a legal network, and non paying accounts, a facility in Denver which is leased on a month to month basis consisting of approximately 3,200 square feet, and a computer software system that may have features that could be incorporated into the Company's existing computer system. The purchase price, substantially all of which was applied to the cost of the portfolios, was approximately $13.5 million in cash.

         The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition.



         Consumer receivables acquired for liquidation               $12,486,000

         Other current assets                                            626,000

         Fixed Assets                                                     98,000

         Other assets                                                    230,000

         Goodwill                                                        288,000
                                                                     -----------

           Total assets acquired                                      13,728,000

         Current liabilities                                             207,000
                                                                     -----------

         Net assets acquired                                         $13,521,000
                                                                     -----------

         The Company is still in the process of finalizing its allocation in accordance with FAS 141.


     In connection with our responses the Company acknowledges:

         a. The Company is responsible for the adequacy and accuracy of the disclosures in its filing.
         b. Your comments or the Company's changes to its disclosures in response to your letter do not foreclose the SEC from taking any action with respect to the Company's filings, and
         c. The Company will not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


     We thank you for your comments and should you need any additional information after reviewing the responses provided above, please contact me at 201-567-5648 ext. 213, or by fax at 201-569-4595, or by e-mail at
     mcohen@astafunding.com .

     Very truly yours,

 By: /s/ Mitchell Cohen
     ------------------
     Chief Financial Officer